This appendix is available as an online form Appendix 99.1

Only use this form if the online version is not available+Rule 3.10.3A, 3.10.3B, 3.10.3C, 3.10.3D

Appendix 3G

Notification of issue, conversion or payment up of unquoted equity +securities

Note: this form is also used to notify ASX where quoted options have been exercised or other quoted convertible securities have been converted and the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

If you are an entity incorporated outside Australia and you are issuing a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.

*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) give notice of the issue, conversion or payment up of the following unquoted +securities.	MESOBLAST LTD
1.2

*Registration type and number

Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).

ABN 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*This announcement is Tick whichever is applicable.	☒A new announcement ☐An update/amendment to a previous announcement ☐A cancellation of a previous announcement
1.4a	*Reason for update Mandatory only if “Update” ticked in Q1.4 above. A reason must be provided for an update.	N/A
1.4b	*Date of previous announcement to this update Mandatory only if “Update” ticked in Q1.4 above.	N/A
1.4c	*Reason for cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.	N/A
1.4d	*Date of previous announcement to this cancellation Mandatory only if “Cancellation” ticked in Q1.4 above.	N/A
1.5	*Date of this announcement	14 October 2021

+ See chapter 19 for defined terms

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Part 2 – Type of issue

Question No.	Question	Answer
2.1

*The +securities the subject of this notification are:

Select whichever item is applicable.

If you wish to notify ASX of different events involving unquoted securities, please complete a separate Appendix 3G for each event.

☐+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

☐+Securities issued under a +dividend or distribution plan that are not quoted, and are not intended to be quoted, on ASX

☒Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

☐Quoted options that have been exercised or other quoted +convertible securities that have been converted where the +securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX

☐Unquoted partly paid +securities upon which a call or instalment has been paid

☐+Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

☐+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

☐Other [please specify]

If you have selected ‘other’ please explain the circumstances here:

2.1a

*Date the +securities the subject of this notification were issued

Answer this question if your response to Q2.1 is anything other than “Unquoted partly paid securities upon which a call or instalment has been paid”.

9 September 2021
2.2a.1

*Date of Appendix 3B notifying the market of the proposed issue of +securities the subject of this notification

Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX.”

N/A

+ See chapter 19 for defined terms

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2.2a.2

*Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX”.

N/A
2.2a.2.1

*Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

Answer this question if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX” and your response to Q2.2a.2 is “Yes”.

Please provide details of the proposed dates and number of securities for the further issues.

N/A
2.2b.1

Date of Appendix 3A.1 lodged with ASX in relation to the underlying +dividend or distribution

Answer this question if your response to Q2.1 is “Being issued under a dividend or distribution plan that are not quoted, and are not intended to be quoted, on ASX”.

N/A
2.2c.1	Please state the number and type of options that were exercised or other +convertible securities that were converted (including their ASX security code if available): Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.	6,667
2.2c.2

And the date the options were exercised or other +convertible securities were converted:

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

Note: If this occurred over a range of dates, enter the date the last of the options was exercised or convertible securities was converted.

9 September 2021

+ See chapter 19 for defined terms

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2.2c.3

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

Answer this question if your response to Q2.1 is ““Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

No

Note: If you have answered “No”, consider whether you need to lodge an Appendix 3H with ASX notifying ASX of the cessation of some or all of the remaining options or other convertible securities under Listing Rule 3.10.E. This may the case, for example, if options have lapsed because they have passed their expiry date without being exercised, or convertible debt securities have been repaid or redeemed without being converted.

2.2c.4

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

☐An issue of new +securities ☒A transfer of existing +securities ☐A reclassification of the +convertible securities as securities in the same class as the +underlying securities
2.2c.5

The underlying securities being received by the holder are:

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted”.

☒Already quoted by ASX ☐Intended to be, but are not yet, quoted by ASX ☐Are not, and are not intended to be, quoted by ASX
2.2c.6

The underlying securities being received by the holder are:

Answer this question if your response to Q2.1 is “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

☐Already quoted by ASX ☐Are not, and are not intended to be, quoted by ASX
2.2c.7

*Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

Yes

+ See chapter 19 for defined terms

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2.2c.8

*Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.” and your response to Q2.2c.7 is “Yes”.

No
2.2c.8.a

*Provide details of the KMP or associates who are exercising options or converting convertible securities.

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, your response to Q2.2c.7 is “Yes” and your response to Q2.2c.8 is “Yes”. Repeat the detail in the table below for each KMP involved. If the options or other convertible securities are held by the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the options or other convertible securities are held by an associate of a KMP, insert the name of the associate in “Name of registered holder”.

	Name of KMP	Name of registered holder	Number of options being exercised or other +convertible securities being converted

2.2d.1

Please state the number and type of partly paid +securities upon which a call or instalment has been paid (including their ASX security code if available)?

Answer this question if your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”.

N/A
2.2d.2

And the date upon which the call or instalment was paid:

Answer this question if your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”.

Note: If this occurred over a range of dates, enter the date the last of the payments was made.

N/A
2.2d.3

Has the call or instalment been paid on all of the partly paid +securities in question?

Answer this question if your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”.

N/A

Note: If you have answered “No”, consider whether you need to lodge an Appendix 3H with ASX notifying ASX of the cessation of some or all of the remaining partly paid securities under Listing Rule 3.10.E. This may the case, for example, if partly paid securities that have not had the call paid by the due date will be cancelled. If you are an NL company, consider also whether you have notification obligations in relation to any forfeiture of the partly paid securities not paid up under Listing Rule 3.12.

2.2d.4	Are the securities on which the call or instalment was paid now fully paid?		N/A

+ See chapter 19 for defined terms

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2.2e.1

Please state the number and type of +securities (including their ASX security code) issued under the +employee incentive scheme

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends” or “Other securities issued under an employee incentive scheme that are not intended to be quoted on ASX”.

N/A
2.2e.2

*Please attach a document or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends” or “Other securities issued under an employee incentive scheme that are not intended to be quoted on ASX”.

N/A
2.2e.3

*Were any of the +securities issued to +key management personnel (KMP) or an +associate

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends” or “Other securities issued under an employee incentive scheme that are not intended to be quoted on ASX”.

N/A
2.2e.3.a

*Provide details of the KMP or +associates being issued +securities.

Answer this question if your response to Q2.1 is “Securities issued under an employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends” or “Other securities issued under an employee incentive scheme that are not intended to be quoted on ASX” and your response to Q2.2e.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”.

	Name of KMP	Name of registered holder	Number of +securities

2.2f.1

*Were the +securities issued for a cash consideration?

Answer this question if your response to Q2.1 is “Other”.

If the securities are being issued for nil cash consideration, answer this question “No”.

N/A
2.2f.1.a

*In what currency was the cash consideration paid?

Answer this question if your response to Q2.1 is “Other” and your response to Q2.2f.1 is “Yes”.

For example, if the consideration is being paid in Australian Dollars, state AUD.

N/A

+ See chapter 19 for defined terms

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2.2f.1.b

*What was the issue price per +security

Answer this question if your response to Q2.1 is “Other” and your response to Q2.2f.1 is “Yes”, and by reference to the issue currency provided in your response to Q2.2f.1.a.

Note: you cannot enter a nil amount here. If the securities are being issued for nil cash consideration, answer Q2.2f.1 as “No” and complete Q2.2f.1.c.

N/A
2.2f.1.c	Please describe the consideration provided for the +securities Answer this question if your response to Q2.1 is “Other” and your response to Q2.2f.1 is “No”.	N/A
2.2f.2	*The purpose(s) for which the entity issued the +securities was: Answer this question if your response to Q2.1 is “Other”. You may select one or more of the items in the list.

☐To raise additional working capital

☐To fund the retirement of debt

☐To pay for the acquisition of an asset [provide details below]

☐To pay for services rendered
[provide details below]

☐Other [provide details below]

Additional details:

2.2f.3

Please provide any further information needed to understand the circumstances in which you are notifying the issue of these +securities to ASX, including why the issue of the +securities has not been previously announced to the market in an Appendix 3B

You must answer this question if your response to Q2.1 is “Other”. If there is no other information to provide, please answer “Not applicable” or “N/A”.

N/A
2.3a

*This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

Answer this question if your response to Q2.1 is anything other than “Unquoted options that have been exercised or other unquoted convertible securities that have been converted”, “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX” or “Unquoted partly paid securities upon which a call or instalment has been paid”.

☐has an existing ASX security code ("existing class") ☐does not have an existing ASX security code ("new class")
2.3b

*The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:

Answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”.

☒securities that have already been quoted on ASX ("existing class")

☐in a class which is not quoted on ASX but which has an existing ASX security code ("existing class")

☐in a class which is not quoted on ASX and which does not have an existing ASX security code ("new class")

+ See chapter 19 for defined terms

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2.3c

*The call or instalment the subject of this notification is being paid on +securities which are not quoted on ASX and which:

Answer this question if your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”.

☐have an existing ASX security code ("existing class") ☐do not have an existing ASX security code ("new class")

Part 3A –	number and type of +securities the subject of this notification (existing or new class) where issue has previously been notified to ASX in an Appendix 3B

Answer the questions in this Part if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX”.

Question No.	Question	Answer
3A.1	*ASX security code & description
3A.2	*Number of +securities issued/paid up
3A.3	Any other information the entity wishes to provide about the +securities the subject of this notification
Part 3B –	number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Answer the questions in this part if your response to Q2.1 is anything other than “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX” and your response to Q2.3a, 2.3b or 2.3c (as applicable) is “existing class”. If your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, the questions in this part relate to the securities issued, transferred or re-classified as a result of the exercise of the options or the conversion of the convertible securities. If your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”, the questions in this part relate to the securities arising from that payment. Otherwise, the questions in this part relate to the securities issued by the entity which are the subject of this notification and which are described in the response to Q2.1.

Question No.	Question	Answer
3B.1	*ASX security code & description	MSB
3B.2	*Number of +securities issued/transferred/reclassified/paid up	6,667 fully paid ordinary shares

+ See chapter 19 for defined terms

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3B.3a

*Will the +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

You do not need to answer this question if your response to Q2.1 is ““Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, and your response to Q2.2c.4 is “A transfer of existing securities” and your response to Q2.3b is “securities that have already been quoted on ASX”.

N/A
3B.3b

*Is the actual date from which the +securities will rank equally (non-ranking end date) known?

You do not need to answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, your response to Q2.2c.4 is “A transfer of existing securities” and your response to Q2.3b is “securities that have already been quoted on ASX”.

Otherwise answer this question if your response to Q3B.3a is “No”.

N/A
3B.3c

*Provide the actual non-ranking end date

You do not need to answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, your response to Q2.2c.4 is “A transfer of existing securities” and your response to Q2.3b is “securities that have already been quoted on ASX”.

Otherwise answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “Yes”.

N/A
3B.3d

*Provide the estimated non-ranking end period

You do not need to answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, your response to Q2.2c.4 is “A transfer of existing securities” and your response to Q2.3b is “securities that have already been quoted on ASX”.

Otherwise answer this question if your response to Q3B.3a is “No” and your response to Q3B.3b is “No”.

N/A

+ See chapter 19 for defined terms

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3B.3e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Otherwise answer this question if your response to Q3B.3a is “No”.

You do not need to answer this question if your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, your response to Q2.2c.4 is “A transfer of existing securities” and your response to Q2.3b is “securities that have already been quoted on ASX”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

N/A
3B.4	Any other information the entity wishes to provide about the +securities the subject of this notification	N/A
Part 3C –	number and type of +securities the subject of this notification (new class)

Answer the questions in this part if your response to Q2.1 is anything other than “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX” and your response to Q2.3a, 2.3b or 2.3c (as applicable) is “new class”. If your response to Q2.1 is “Unquoted options that have been exercised or other unquoted convertible securities that have been converted” or “Quoted options that have been exercised or other quoted convertible securities that have been converted where the securities received as a result of the exercise or conversion either are already quoted on ASX or are not intended to be quoted on ASX”, the questions in this part relate to the securities being issued, transferred or reclassified as a result of the exercise of the options or the conversion of the convertible securities. If your response to Q2.1 is “Unquoted partly paid securities upon which a call or instalment has been paid”, the questions in this part relate to the call paid or fully paid securities arising from that payment. Otherwise, the questions in this part relate to the securities issued by the entity which are the subject of this notification and which are described in the response to Q2.1.

+ See chapter 19 for defined terms

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Question No.	Question	Answer
C.1	*Security description	N/A
3C.2

*Security type

Select one item from the list that best describes the securities the subject of this form. This will determine more detailed questions to be asked about the security later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either “Convertible debt securities” or “Non-convertible debt securities”. Select “Other” for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.

☐Ordinary fully or partly paid shares/units ☐Options ☐+Convertible debt securities ☐Non-convertible +debt securities ☐Redeemable preference shares/units ☐Other
3C.3	ISIN code Answer this question if you are an entity incorporated outside Australia and you are issuing a new class of securities other than CDIs. See also the note at the top of this form.	N/A
3C.4	*Number of +securities issued/paid up	N/A
3C.5a	*Will all the +securities issued in this class rank equally in all respects from the issue date?	N/A
3C.5b	*Is the actual date from which the +securities will rank equally (non-ranking end date) known? Answer this question if your response to Q3C.5a is “No”.	N/A
3C.5c	*Provide the actual non-ranking end date Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “Yes”.	N/A
3C.5d	*Provide the estimated non-ranking end period Answer this question if your response to Q3C.5a is “No” and your response to Q3C.5b is “No”.	N/A
3C.5e

*Please state the extent to which the +securities do not rank equally:

•in relation to the next dividend, distribution or interest payment; or

•for any other reason

Answer this question if your response to Q3C.5a is “No”.

For example, the securities may not rank at all, or may rank proportionately based on the percentage of the period in question they have been on issue, for the next dividend, distribution or interest payment; or they may not be entitled to participate in some other event, such as an entitlement issue.

N/A
3C.6

Please attach a document or provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued

You may cross reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.

N/A

+ See chapter 19 for defined terms

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3C.7

*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).

If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.

N/A
3C.8a	Ordinary fully or partly paid shares/units details Answer the questions in this section if you selected this security type in your response to Question 3B.2.
	*+Security currency This is the currency in which the face amount of an issue is denominated. It will also typically be the currency in which distributions are declared.	N/A
	*Are there CDIs issued over the +securities?	N/A

*CDI ratio

Answer this question if you answered “Yes” to the previous question. This is the ratio at which CDIs can be transmuted into the underlying security (e.g. 4:1 means 4 CDIs represent 1 underlying security whereas 1:4 means 1 CDI represents 4 underlying securities).

N/A
	*Is it a partly paid class of +security?	N/A

*Paid up amount: unpaid amount

Answer this question if answered “Yes” to the previous question.

The paid up amount represents the amount of application money and/or calls which have been paid on any security considered ‘partly paid’

The unpaid amount represents the unpaid or yet to be called amount on any security considered ‘partly paid’.

The amounts should be provided per the security currency (e.g. if the security currency is AUD, then the paid up and unpaid amount per security in AUD).

N/A
	*Is it a stapled +security? This is a security class that comprises a number of ordinary shares and/or ordinary units issued by separate entities that are stapled together for the purposes of trading.	N/A
3C.8b	Option details Answer the questions in this section if you selected this security type in your response to Question 3B.2.
	*+Security currency This is the currency in which the exercise price is payable.	N/A

*Exercise price

The price at which each option can be exercised and convert into the underlying security. If there is no exercise price please answer as $0.00.

The exercise price should be provided per the security currency (i.e. if the security currency is AUD, the exercise price should be expressed in AUD).

N/A
	*Expiry date The date on which the options expire or terminate.	N/A

+ See chapter 19 for defined terms

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*Details of the number and type of +security (including its ASX security code if the +security is quoted on or recorded by  ASX) that will be issued if an option is exercised

For example, if the option can be exercised to receive one fully paid ordinary share with ASX security code ABC, please insert “One fully paid ordinary share (ASX:ABC)“.

N/A
3C.8c

Details of non-convertible +debt securities, +convertible debt securities, or redeemable preference shares/units

Answer the questions in this section if you selected one of these security types in your response to Question 3B.2.

Refer to Guidance Note 34 and the “Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities” for further information on certain terms used in this section

	*Type of +security Select one item from the list	☐Simple corporate bond ☐Non-convertible note or bond ☐Convertible note or bond ☐Preference share/unit ☐Capital note ☐Hybrid security ☐Other
	*+Security currency This is the currency in which the face value of the security is denominated. It will also typically be the currency in which interest or distributions are paid.	N/A
	Face value This is the principal amount of each security. The face value should be provided per the security currency (i.e. if security currency is AUD, then the face value per security in AUD).	N/A

*Interest rate type

Select one item from the list

Select the appropriate interest rate type per the terms of the security. Definitions for each type are provided in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities

☐Fixed rate ☐Floating rate ☐Indexed rate ☐Variable rate ☐Zero coupon/no interest ☐Other
	Frequency of coupon/interest payments per year Select one item from the list.	☐Monthly ☐Quarterly ☐Semi-annual ☐Annual ☐No coupon/interest payments ☐Other
	First interest payment date A response is not required if you have selected “No coupon/interest payments” in response to the question above on the frequency of coupon/interest payments	N/A
	Interest rate per annum Answer this question if the interest rate type is fixed.	N/A

+ See chapter 19 for defined terms

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*Is the interest rate per annum estimated at this time? Answer this question if the interest rate type is fixed.	N/A

If the interest rate per annum is estimated, then what is the date for this information to be announced to the market (if known)

Answer this question if the interest rate type is fixed and your response to the previous question is “Yes”.

Answer “Unknown” if the date is not known at this time.

N/A
*Does the interest rate include a reference rate, base rate or market rate (e.g. BBSW or CPI)? Answer this question if the interest rate type is floating or indexed	N/A
*What is the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.	N/A
*Does the interest rate include a margin above the reference rate, base rate or market rate? Answer this question if the interest rate type is floating or indexed.	N/A

*What is the margin above the reference rate, base rate or market rate (expressed as a percent per annum)

Answer this question if the interest rate type is floating or indexed and your response to the previous question is “Yes”.

N/A

*S128F of the Income Tax Assessment Act status applicable to the +security

Select one item from the list

For financial products which are likely to give rise to a payment to which s128F of the Income Tax Assessment Act applies, ASX requests issuers to confirm the s128F status of the security:

•“s128F exempt” means interest payments are not taxable to non-residents;

•“Not s128F exempt” means interest payments are taxable to non-residents;

•“s128F exemption status unknown” means the issuer is unable to advise the status;

•“Not applicable” means s128F is not applicable to this security

☐s128F exempt ☐Not s128F exempt ☐s128F exemption status unknown ☐Not applicable
*Is the +security perpetual (i.e. no maturity date)?	N/A
*Maturity date Answer this question if the security is not perpetual	N/A

+ See chapter 19 for defined terms

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*Select other features applicable to the +security

Up to 4 features can be selected. Further information is available in the Guide to the Naming Conventions and Security Descriptions for ASX Quoted Debt and Hybrid Securities.

☐Simple ☐Subordinated ☐Secured ☐Converting ☐Convertible ☐Transformable ☐Exchangeable ☐Cumulative ☐Non-Cumulative ☐Redeemable ☐Extendable ☐Reset ☐Step-Down ☐Step-Up ☐Stapled ☐None of the above
	*Is there a first trigger date on which a right of conversion, redemption, call or put can be exercised (whichever is first)?	N/A
	*If yes, what is the first trigger date Answer this question if your response to the previous question is “Yes”.	N/A

Details of the number and type of +security (including its ASX security code if the +security is quoted on ASX) that will be issued if the securities to be quoted are converted, transformed or exchanged

Answer this question if the security features include “converting”, “convertible”, “transformable” or “exchangeable”.

For example, if the security can be converted into 1,000 fully paid ordinary shares with ASX security code ABC, please insert “1,000 fully paid ordinary shares (ASX:ABC)“.

N/A
3C.9	Any other information the entity wishes to provide about the +securities the subject of this notification	N/A

Part 4 –+Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the issued +securities of the entity will comprise:

Note: the figures provided in the table below are used to calculate part of the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the table each class of security issued by the entity.

Restricted securities should be included in table 4.2.

+ See chapter 19 for defined terms

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4.1	Quoted +Securities (Total number of each +class of +securities issued and quoted on ASX)
	*ASX security code and description	*Total number of +securities on issue
	Ordinary shares	648,696,070

4.2	Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)
	*ASX security code and description	*Total number of +securities on issue
	Unquoted options Incentive rights Warrants	42,644,134 1,500,000 15,027,327

Part 5 – Other Listing Rule requirements

The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and your response to Q2.1 is:

-	“Securities issued under a dividend or distribution plan that are not quoted, and are not intended to be quoted, on ASX”;
-

“Securities issued under an employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends” or “Other securities issued under an employee incentive scheme that are not intended to be quoted on ASX”; or

-	“Other”

Note that if your response to Q2.1 is “Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX”, it is assumed that you will have provided the information referred to in this Part in the Appendix 3B.

Question No.	Question	Answer
5.1	*Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?	N/A
5.1a	Enter the number of the applicable exception in Listing Rule 7.2 Note this should be a number between 1 and 17.	N/A

+ See chapter 19 for defined terms

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5.1a.1

*Does the +dividend or distribution plan meet the requirement of listing rule 7.2 exception 4 that it does not impose a limit on participation?

Answer this question if your response to Q5.1 is “Yes” and your response to Q5.1a is “4”.

Note: Exception 4 only applies where security holders are able to elect to receive all of their dividend or distribution as securities. For example, Exception 4 would not apply in the following circumstances: 1) The entity has specified a dollar limit on the level of participation e.g. security holders can only participate to a maximum value of $x in respect of their entitlement, or 2) The entity has specified a maximum number of securities that can participate in the plan e.g. security holders can only receive securities in lieu of dividend payable for x number of securities.

N/A
5.2	*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? Answer this question if the response to Q5.1 is “No”.	N/A
5.2a	*Date of meeting or proposed meeting to approve the issue under listing rule 7.1 Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “Yes”.	N/A
5.2b

*Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “No”.

N/A
5.2b.1

*How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Answer this question if the response to Q5.1 is “No”, the response to Q5.2 is “No” and the response to Q5.2b is “Yes”.

If the response to Q5.2b is “Yes”, please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.

N/A
5.2c

*Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

Answer this question if the response to Q5.1 is “No” and the response to Q5.2 is “No”.

N/A

+ See chapter 19 for defined terms

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5.2c.1

*How many +securities are being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

Answer this question if the response to Q5.1 is “No”, the response to Q5.2 is “No” and the response to Q5.2c is “Yes”.

If the response to Q5.2c is “Yes”, please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure C to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1A to issue that number of securities.

N/A

Introduced 01/12/19; amended 31/01/20; 05/06/21

+ See chapter 19 for defined terms

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